

This news release constitutes a "designated news release" for the purposes of Trilogy Metals Inc.'s prospectus supplement dated May 27, 2025, to its short form base shelf prospectus dated April 14, 2025.

NYSE American / TSX
Symbol: TMQ

News Release

Trilogy Metals Announces Strategic Investment by US Federal Government

October 6, 2025 – Vancouver, British Columbia – Trilogy Metals Inc. (NYSE American / TSX: TMQ) ("Trilogy Metals", "Trilogy" or "the Company") is pleased to announce that the Company, South32 Limited (ASX, LSE, JSE: S32; ADR: SOUHY) ("South32") and Ambler Metals LLC ("Ambler Metals") have entered into a binding letter of intent with the U.S. Department of War ("DOW"), led by the Office of the Undersecretary of Defense for Acquisitions and Sustainment ("OUSD (A&S)") and the Office of Strategic Capital ("OSC"), for an investment to advance exploration and development of the Company's Upper Kobuk Mineral Projects ("UKMP"). The UKMP are held by Ambler Metals – the Company's 50/50 joint venture with South32.

The DOW to invest approximately $35.6 million for the development of critical mineral resources at the UKMP in transactions with Trilogy Metals and South32.

The DOW will hold approximately 10% of Trilogy Metals.

The DOW intends to invest approximately $17.8 million in Trilogy Metals in exchange for 8,215,570 units at a price of $2.17 per unit, with each unit comprising of one common share of Trilogy Metals and 3/4 of a 10-year warrant. Each full warrant would be exercisable following completion of construction of the Ambler Access Project (or "Ambler Road") at an exercise price of $0.01 to acquire one common share of Trilogy.

The DOW intends to pay approximately $17.8 million to South32 in exchange for 8,215,570 common shares of Trilogy Metals that South32 currently holds and a 10-year call option to acquire an additional 6,161,678 shares of Trilogy Metals from South32 at a price of $0.01 per share, exercisable following completion of construction of the Ambler Road, the entire proceeds of which, will be reinvested in Ambler Metals.

Trilogy Metals and South32 commit to use the funds to advance the exploration and development of the UKMP. DOW shall have the right to appoint one independent third-party director to the board of directors of Trilogy Metals for a period of three years. From the date hereof until January 1, 2029, Trilogy Metals agrees to not incur obligations with respect to third-party indebtedness for borrowed money in excess of $1 billion in the aggregate without the prior written approval of DOW.

The proposed transaction also contemplates that Ambler Metals, South32, Trilogy Metals, the U.S. Government and other interested parties, as applicable, will discuss in good faith a framework agreement to establish the basis on which the Ambler Road can be permitted, financed and



constructed—unlocking the development of Arctic, Bornite and any other mineral projects identified through Ambler Metals exploration efforts. DOW will work in good faith to help facilitate financing required for the construction of the Ambler Road in coordination with the State of Alaska. The parties are also committed to work collaboratively in good faith to include future UKMP permit applications in the FAST-41 process to assist with expediting the mine permitting process.

Any transaction is subject to the receipt of all regulatory and stock exchange approvals and the parties expect to negotiate definitive documentation reflecting the terms of the transaction. The Company intends to rely on the Exemptions for Eligible Interlisted Issuer in accordance with section 602.1 of the TSX Company Manual. The parties intend to close the transaction promptly following the reauthorization of the Defense Production Act by the United States Congress and the completion by the U.S. Government of its Foreign Ownership, Control, or Influence (FOCI) review; provided however, that if these conditions have not occurred prior to March 31, 2026 the letter of intent will terminate.

The Ambler Access Project or Ambler Road is a proposed 211-mile, industrial-use-only road from the Ambler Mining District to the Dalton Highway that would enable the advancement of exploration and development of the Company's mineral projects in Northwest Alaska. The Ambler Road is held by The Alaska Industrial Development and Export Authority ("AIDEA"), a public corporation of the State of Alaska.

"This proposed partnership with the U.S. Government represents a significant milestone for Trilogy Metals and for the development of a secure, domestic supply of critical minerals for America in Alaska. The Department of War's interest underscores the strategic importance of the Upper Kobuk Mineral Projects in supporting U.S. energy, technology, and national security priorities. We look forward to working with our partners at South32, federal and state agencies, and Alaska Native communities to advance this world-class district responsibly and collaboratively." commented Tony Giardini, President and Chief Executive Officer of Trilogy Metals.

The proposed offer and sale of the securities as described above are being made in a transaction not involving a public offering and the securities have not been registered under the Securities Act of 1933, as amended, and may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company holding a 50 percent interest in Ambler Metals LLC, which has a 100 percent interest in the Upper Kobuk Mineral Projects ("UKMP") in northwestern Alaska. On December 19, 2019, South32, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 190,929 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer while protecting and respecting subsistence livelihoods.

Company Contacts

Tony Giardini
President & Chief Executive Officer

Elaine Sanders
Vice President & Chief Financial Officer

Phone: 604-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding the proposed transaction and the anticipated terms thereof; the consummation and timing of the proposed transaction, establishing a framework agreement among the interested parties, statements regarding future financing and permitting activities and process, planned activities at the UKMP, perceived merit of the properties and the Ambler Road, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the outcome of pending litigation, success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2024 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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